Filed by Nuveen Multi-Currency Short-Term Government Income Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Global Income & Currency Fund Inc.

Commission File No. 811-21791

FOR IMMEDIATE RELEASE

ATTENTION: BUSINESS/FINANCIAL EDITORS

MEDIA CONTACT:

KRISTYNA MUNOZ

(312) 917-8343

KRISTYNA.MUNOZ@NUVEEN.COM

Nuveen Closed-End Currency Funds Announce Approval of Portfolio Repositioning Plan and Merger

Restructuring Seeks to Enhance Funds’ Appeal and Narrow Discount

CHICAGO, August 1, 2012— Nuveen Investments, a leading global provider of investment services to institutions as well as individual investors, today announced that the Board of Trustees of the Global Currency and Income Fund (NYSE: GCF) and the Nuveen Multi-Currency Short-Term Government Income Fund (NYSE: JGT) approved a plan to reposition JGT’s portfolio and subsequently to merge GCF into JGT. The Board also approved changing JGT’s name to Nuveen Diversified Currency Opportunities Fund. The portfolio repositioning and subsequent merger does not require approval from JGT shareholders. JGT shareholders, however, will receive 60 days advance written notice before the name change is effective and the fund begins repositioning its portfolio. GCF will hold a special shareholder meeting later this year on the proposed merger with JGT.

The goal of the overall restructuring is to enhance the combined fund’s ability to generate competitive returns and narrow the fund’s trading discount by:

•	Simplifying the investment strategy to offer broad-based currency exposure and interest rate diversification;

•	Expanding investment flexibility and the ability to manage risk by eliminating the current focus on investing in the highest yielding currencies and the systematic U.S. dollar short-orientation; and

•	Reducing fund expenses and increasing common share float, due to the larger scale of the combined fund.

More information will be available on each fund’s webpage at www.nuveen.com/cef once proxy materials are filed in the coming weeks.

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates—Nuveen Asset Management, Symphony Asset Management, NWQ Investment Management Company, Santa Barbara Asset Management, Tradewinds Global Investors, Winslow Capital Management, and Gresham Investment Management. In total, Nuveen Investments managed approximately $227 billion as of March 31, 2012. For more information, please visit the Nuveen Investments website at www.nuveen.com.

Nothing contained in this press release shall constitute an offer for sale of any securities. A Proxy Statement relating to the proposed reorganization will be filed with the SEC in the coming weeks and will contain important information relating the reorganization. Shareholders are urged to read the Proxy Statement carefully. After they are filed, free copies of the Proxy Statement will be available on the SEC’s web site at www.sec.gov.

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